UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. )*

Pinstripes Holdings, Inc.
(Name of Issuer)

Class A common stock, par value $0.0001 per share
(Title of Class of Securities)

06690B 107
(CUSIP Number)

September 30, 2024
(Date of Event Which Requires Filing of this Statement)

Check the Appropriate Box to Designate the Rule Pursuant to Which this Schedule Is Filed:

☐           Rule 13d-1(b)

☐           Rule 13d-1(c)

☒          Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons Keith Jaffee
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 4,295,443
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 4,295,443
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,295,443 (1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 9.9% (2)
12.	Type of Reporting Person (See Instructions) IN

(1)	Represents (i) 994,908 shares of Class A common stock (“Class A Shares”) and (ii) 3,300,535 Class A Shares issuable in respect of currently exercisable warrants to acquire Class A shares (“Warrants”).

(2)	Calculated based upon (i) 40,087,785 Class A Shares outstanding as of August 30, 2024 as reported on the Issuer’s Form 10-Q, filed on September 4, 2024, and (ii) 3,300,535 Class A Shares issuable in respect of currently exercisable Warrants.

Item 1(a).	Name of Issuer

Pinstripes Holdings, Inc. (the “Issuer”)

Item 1(b).	Address of the Issuer’s Principal Executive Offices

1150 Willow Road,

Northbrook, IL 60062

Item 2(a).	Names of Persons Filing

This statement is filed by the Keith Jaffee, referred to herein as the “Reporting Person.”

Item 2(b).	Address of the Principal Business Office, or if none, Residence

The principal business address of the Reporting Person is as follows:

378 Park Avenue, Suite 3B

Glencoe, Illinois 60022

Item 2(c).	Citizenship

See response to Item 4 on the cover page.

Item 2(d).	Title of Class of Securities

Class A Common Stock, par value $0.0001 per share

Item 2(e).	CUSIP Number

The Class A Common Stock CUSIP Number is 06690B 107.

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a (n):

Not Applicable.

Item 4.	Ownership

(a)	Amount beneficially owned:
See response to Item 9 on the cover page.

(b)	Percent of Class:
See response to Item 11 on the cover page.

(c)	Number of shares as to which the Reporting Person has:

(i)	Sole power to vote or to direct the vote:
See response to Item 5 on the cover page.

(ii)	Shared power to vote or to direct the vote:
See response to Item 6 on the cover page.

(iii)	Sole power to dispose or to direct the disposition of:
See response to Item 7 on the cover page.

(iv)	Shared power to dispose or to direct the disposition of:
See response to Item 8 on the cover page.

994,908 Class A Shares and 4,035,833 Warrants are directly held by various family trusts for which the Reporting Person and the Reporting Persons spouse serve as trustees and have voting and dispositive control. Each Warrant represents the right to acquire one Class A Share provided that, effective as of November 14, 2024, the Reporting Person is subject to an exercise limitation such that the amount of Class A Shares acquired by the Reporting Person upon exercise of Warrants cannot exceed 9.9% of the outstanding Class A Shares. The amounts and percentages reported on the cover page hereof give effect to such Warrant limitation.

As such, the Reporting Person has voting and dispositive control over (i) 994,908 Class A Shares and (ii) 3,300,535 Class A Shares issuable in respect of currently exercisable Warrants.

This filing of this Statement shall not be construed as an admission the Reporting Person is, for the purpose of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by this Statement.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 14, 2024

By:	/s/ Keith Jaffee
Name: Keith Jaffee